UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

8i Enterprises Acquisition Corp.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G2956M 104

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1 (b)

[  ] Rule 13d-1 (c)

[X] Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 7 Pages

CUSIP No. G2956M 104	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON 8i Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 1,437,500
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,437,500
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,437,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.35%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. G2956M 104	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON James Tan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 1,677,500(1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,677,500 (1)
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,677,500 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.58%
12	TYPE OF REPORTING PERSON* IN

(1) Consists of 1,437,500 ordinary shares owned by 8i Holdings Limited and 240,000 ordinary shares owned by 8i Enterprises Pte. Ltd. but does not include 120,000 ordinary shares of issuable upon exercise of 240,000 warrants owned by 8i Enterprises Pte. Ltd. or 24,000 ordinary shares issuable upon conversion of rights. Each warrant at an exercise price of $11.50 per share commencing on the later of (i) March 27, 2024 and (ii) the consummation of a business combination between the Issuer and a target company, and will expire on the earlier of (i) five years from the date on which a business combination is completed, (ii) the Issuer’s liquidation if it has not completed a business combination within the required time period and (iii) their redemption. The rights convert automatically upon the closing of a business combination.

CUSIP No. G2956M 104	13G	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer:

8i Enterprises Acquisition Corp.

(b)	Address of Issuer’s Principal Executive Offices:

6 Eu Tong Sen Street
#08-13 The Central
Singapore, 059817

Item 2.

(a)	Name of Person Filing: 8i Holdings Limited
James Tan

(b)	Address of Principal Business Office or if none, Residence:

6 Eu Tong Sen Street
#08-13 The Central
Singapore, 059817

(c)	Citizenship: 8i Holdings Limited [Cayman Islands]
James Tan [Singapore]

(d)	Title of Class of Securities: Ordinary Shares, no par value

(e)	CUSIP Number: G2956M 104

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

8i Holdings Limited — 1,437,500.

James Tan—1,677,500. Consists of 1,437,500 ordinary shares owned by 8i Holdings Limited and 240,000 ordinary shares owned by 8i Enterprises Pte. Ltd. but does not include 120,000 ordinary shares of issuable upon exercise of 240,000 warrants owned by 8i Enterprises Pte. Ltd. or 24,000 ordinary shares issuable upon conversion of rights. Each warrant at an exercise price of $11.50 per share commencing on the later of (i) March 27, 2024 and (ii) the consummation of a business combination between the Issuer and a target company, and will expire on the earlier of (i) five years from the date on which a business combination is completed, (ii) the Issuer’s liquidation if it has not completed a business combination within the required time period and (iii) their redemption. The rights convert automatically upon the closing of a business combination.

CUSIP No. G2956M 104	13G	Page 5 of 7 Pages

James Tan has voting and dispositive power over the securities owned by 8i Holdings Limited and 8i Enterprises Pte. Ltd.

(b)	Percent of Class:

8i Holdings Limited — 19.35%.

James Tan—22.58%.

The foregoing percentages are based on 7,427,500 ordinary shares outstanding as of December 31, 2019.

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:

8i Holdings Limited —1,437,500 shares

James Tan—1,677,500 shares

	(ii)	shared power to vote or to direct the vote:

8i Holdings Limited —0 shares

James Tan— 0 shares

	(iii)	sole power to dispose or to direct the disposition of:

8i Holdings Limited —1,437,500 shares

James Tan—1,677,500 shares

	(iv)	shared power to dispose or to direct the disposition of:

8i Holdings Limited — 0 shares

James Tan— 0 shares

CUSIP No. G2956M 104	13G	Page 6 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. G2956M 104	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2020

8i HOLDINGS LIMITED

By:	/s/ James Tan
Name:	James Tan
Title:	Chief Executive Officer

/s/ James Tan
James Tan

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Ordinary Shares, no par value, of 8i Enterprises Acquisition Corp. a British Virgin Islands company, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 13, 2020.

8i HOLDINGS LIMITED

By:	/s/ James Tan
Name:	James Tan
Title:	Chief Executive Officer

/s/ James Tan
James Tan